UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G /A
Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

  PROGINET CORPORATION

(Name of Issuer)

  Common Stock, par value $0.001 per share

(Title of Class of Securities)

  742942105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 742942105

1	Name of Reporting Persons		JOHN MAZZONE
2	Check the Appropriate Box If A Member of A Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization		U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power	948,565
	6	Shared Voting Power	410,000
	7	Sole Dispositive Power	948,565
	8	Shared Dispositive Power	410,000
9	Aggregate Amount Beneficially Owned By Each Reporting Person		1,358,565
10	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented By Amount In Row 9		8.1%
12	Type of Reporting Person		IN

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
Proginet Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 Garden City Plaza Garden City, New York 11530
Item 2(a).	Name of Person Filing:
John Mazzone
Item 2(b).	Address of Principal Business Office or, if None, Residence:
24 Ferris Drive Clifton, New Jersey 07013
Item 2(c).	Citizenship:
U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
742942105
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) , or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o) ;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c) ;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c) ;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8) ;
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 3 of 6 pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)( K ).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,358,565
(b)	Percent of class: 8.1
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 948,565
	(ii)	Shared power to vote or to direct the vote 410,000
	(iii)	Sole power to dispose or to direct the disposition of 948,565

Page 4 of 6 Pages

(iv)	Shared power to dispose or to direct the disposition of 410,000

Of the shares reported with shared voting and dispositive power, 359,600 shares are owned jointly by the reporting person and his spouse and 50,400 shares are held by the reporting person’s adult son. The reporting person disclaims beneficial ownership of the shares held by his adult son.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2010

/s/ John Mazzone

John Mazzone

Page 6 of 6 pages